Deb Shops, Inc.
2001 Annual Report



CONSOLIDATED FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	2002	2001	2000	1999	1998
	Year Ended January 31				
Net Sales	**$307,582**	$287,263	$270,032	$234,724	$205,066
Gross Margin	**107,257**	97,206	92,634	70,710	52,723
Operating Income	**33,439**	34,477	35,566	21,312	8,142
Net Income	**23,590**	24,841	24,462	15,496	6,637
Net Income Per Common Share-Basic	**1.74**	1.85	1.84	1.18	.51
Net Income Per Common Share-Diluted	**1.73**	1.83	1.81	1.17	.51
Weighted Average Shares Outstanding-Basic	**13,546**	13,379	13,230	13,057	12,845
Weighted Average Shares Outstanding-Diluted	**13,629**	13,519	13,494	13,215	12,947
Total Assets	**195,943**	172,916	148,271	119,026	103,495
Capital Lease Obligation - Long-Term	**——**	301	741	1,099	1,392
Shareholders' Equity	**157,958**	137,759	114,818	92,157	78,027
Book Value Per Share at Year End	**11.59**	10.23	8.61	6.98	6.07
Cash Dividends Declared Per Share of Common Stock	**.325**	.20	.20	.20	.20

Sales (in millions)



$205.1
$234.7
$270.0
$287.3
$307.6
1998
1999
2000
2001
2002

Net Income (in thousands)



$6,637
$15,496
$24,462
$24,841
$23,590
1998
1999
2000
2001
2002

EBITDA (in thousands)



$12,732
$25,438
$39,964
$39,404
$37,476
1998
1999
2000
2001
2002

Shareholders' Equity (in millions)



$78.0
$92.2
$114.8
$137.8
$158.0
1998
1999
2000
2001
2002

Not Covered by Report of Independent Auditors

TO OUR SHAREHOLDERS





The fiscal year ended January 31, 2002 was our most successful ever as we continue to set records for net sales, net income and earnings per share in our apparel business. We remain steadfast in our commitment to maximize our profitability and stability.

Net sales increased 7.1% in fiscal 2002 to $308 million from $287 million in the preceding year. Fiscal 2002 net income was $23.6 million or $1.73 per share diluted, which is a decrease of ($1.2) million from $24.8 million or $1.83 per share diluted reported in fiscal 2001. Net income as a percentage of net sales was 7.7% in fiscal 2002, down from 8.6% in fiscal 2001.

In October of fiscal 2002, we sold our Atlantic Book subsidiary, which resulted in a nonrecurring loss of ($4.6) million net of $2.8 million tax benefit or ($0.34) per share.

Total assets were $195.9 million at January 31, 2002, a 13.3% increase from the preceding year end. Shareholders' equity was $158.0 million, a 14.7% increase from the preceding year end. Our working capital increased 17.6% to $132.4 million or 83.8% of shareholders' equity. As part of working capital, cash and cash equivalents represented 85.6% of shareholders' equity. Funds provided by operating activities were $32.3 million in fiscal 2002. Our current ratio was a very liquid 4.5 to 1.

During the year, we opened 23 new apparel stores and closed five. Our store count is now 309 units in 40 states, including eight Tops 'N Bottoms stores and one plus size store. Our Tops 'N Bottoms department count is 17 units. We operate 80 plus size departments within DEB stores. Our current plans are to open 15–25 stores including 10–15 plus size departments. We are also scheduled to close two stores in fiscal 2003.

Our success this year is rewarding and has strengthened our resolve as we look to the future with enthusiasm and confidence in our ability to continue our growth.

Our sincere thanks to our employees, vendors, shareholders, and, of course, our customers, for their support.

We would like to take this opportunity to express our heartfelt sympathies to the victims and their families who were affected by the September 11th terrorist attacks. This great country will remain strong as we stand together as one. God Bless America. 

Marvin Rounick
President

Warren Weiner
Executive Vice President

Styles For Every Season



DEB is primarily a chain of specialty apparel stores offering popularly priced, fashionable, coordinated sportswear, dresses, coats, lingerie, accessories and shoes to the junior and plus-sized fashion-conscious female.

DEB operates 301 stores, including one plus store, in 40 states principally in the East and Midwest and extending into New England, the South, Southwest and Pacific Northwest. The Company also operates 80 plus size departments in DEB stores. Stores vary in size from approximately 4,000 to 14,000 square feet. The stores are primarily located in enclosed regional malls and selected strip shopping centers. At present, DEB operates in 22 strip shopping center locations. Tops 'N Bottoms, a wholly-owned subsidiary of DEB, operates an eight-store chain in four states. The chain sells


BROOKLYN



moderately priced men's and women's apparel. All Tops 'N Bottoms stores are situated in enclosed regional malls. Stores range in size from 2,400 to 3,400 square feet. Four of the Tops 'N Bottoms stores operate as combination stores with DEB stores, and the Company operates 17 Tops 'N Bottoms departments within DEB stores.

DEB targets primarily enclosed regional malls for new stores. Final site selections are based on careful market evaluations, examinations of occupancy costs and projected sales. In addition, the Company remodels existing stores in conjunction with its ongoing program of lease renewals and extensions. In fiscal 2002, DEB remodeled ten stores, with 11 stores scheduled to be remodeled in fiscal 2003. The Company carefully evaluates the profitability of individual stores, and closes those stores that it



believes cannot become profitable or maintain profitability. DEB's overall store expansion and store closing plan is designed to improve the profitability of its portfolio of stores. In fiscal 2002, the Company opened 23 stores and closed five locations. There are 12 scheduled to be opened and two scheduled to be closed in the first half of fiscal 2003. DEB will continue to close unprofitable stores, when appropriate, in the coming year.



The Company's merchandising philosophy is to provide its customers with the latest, updated, fashionable merchandise at the most competitive prices.



Pricing continues to be the dominant factor that drives DEB's merchandising philosophy. DEB prices merchandise aggressively at the point of distribution and maintains a policy of selective weekly markdowns based



on merchandise turnover. This enables the Company to maintain fresh inventories and to provide its customers with a broad selection of merchandise at appealing price points.

Visual merchandising is essential to the Company's business. DEB provides customers with a wide range of merchandise, attractively presented. DEB uses coordinated and accessorized fashion displays to encourage multiple purchases. The Company replenishes store inventories twice weekly to provide a constantly changing and updated choice of merchandise.

The Internet is an exciting opportunity for retailers, and DEB has embraced that opportunity enthusiastically. The Company's website, debshops.com, serves as a fun and exciting marketing tool that promotes the Company and its stores, in addition to providing investor and company information. The website shows up-to-the-minute seasonal fashions that can be found at the Company's stores. At certain times of the year, customers can log on to the Company's website and order select special occasion dresses via a toll-free telephone number. The Company believes that debshops.com will continue to drive sales towards stores and increase DEB brand recognition.

The Company's computer-controlled sorting and distribution system, which is located in its 280,000 square foot warehouse, affords a highly efficient means of distributing merchandise. The distribution system, warehouse space and office





facility provide the Company with the capacity to accommodate up to 600 stores in a single shift.

DEB's point-of-sale merchandise data system provides daily sales results from each store. The Company uses this information to react promptly to consumer buying trends. Accurate decisions for purchasing and markdowns are vital to maintaining a competitive position in the current retail environment. DEB's merchandising personnel use the data processing system to distribute goods and restock stores.

DEB's experienced management team and financial flexibility have been key contributing factors to the strength of its operations. The management group consists of individuals who believe in the philosophies on which the organization was founded and share its dedication to long-term growth.

Moving Forward With Fashion


ANGEL
33

INDEX TO CONSOLIDATED STATEMENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Deb Shops, Inc. (the "Company") has made in this report, and from time to time may otherwise make, "forward-looking statements" (as that term is defined under federal securities laws) concerning the Company's future operations, performance, profitability, revenues, expenses and financial condition. This report includes, in particular, forward-looking statements regarding store openings, closings and other matters. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors. Such factors may include, but are not limited to, the Company's ability to improve sales and margins, respond to changes in fashion, find suitable retail locations and attract and retain key management personnel. Such factors may also include other risks and uncertainties detailed in the Company's other filings with the Securities and Exchange Commission.

Overview

The Company operates women's specialty retail apparel stores offering popularly priced, fashionable, coordinated sportswear, dresses, coats, lingerie, accessories and shoes for junior and plus-sized women. The Company also operates Tops 'N Bottoms stores which sell moderately priced men's and women's apparel

Effective as of September 30, 2001, the Company sold the stock of its subsidiary, Books Management, Inc. ("BMI"). For the eight months ended September 30, 2001, BMI had net sales of $11,897,000 and operating income of $662,000. As a result of the transaction, the Company recorded a nonrecurring pretax loss of $7,381,000 ($4,611,000 net of tax, or a loss per share of ($0.34)).

Results of operations for the Company for the fiscal years ended January 31, 2002 ("fiscal 2002"), 2001 ("fiscal 2001") and 2000 ("fiscal 2000"), are discussed below on a consolidated basis and separately for the apparel business to provide relevant information concerning the Company's retail apparel store business.

Results of Operations - Consolidated

Consolidated net sales increased $20,319,000 (7.1%) to $307,582,000 in fiscal 2002 from $287,263,000 in fiscal 2001, and increased $17,232,000 (6.4%) in fiscal 2001 over fiscal 2000. The increases in fiscal 2002 and 2001 were primarily the result of increased sales in the apparel division.

The changes in net sales, cost of sales, selling and administrative expenses and operating income are more fully described in the section on the apparel business that follows.

Other income, principally interest, decreased ($1,364,000) (25.9%) to $3,901,000 in fiscal 2002 from $5,264,000 in fiscal 2001, and increased $1,668,000 (46.4%) in fiscal 2001 over fiscal 2000. Other income is offset by losses on disposition of fixed assets. The decrease in fiscal 2002 was primarily the result of gradually declining interest rates, partially offset by higher cash balances and, to a lesser extent, decreased write-offs from the disposition of fixed assets. The increase in fiscal 2001 was primarily the result of earnings on higher cash balances, gradually rising interest rates and, to a lesser extent, decreased write-offs from the disposition of fixed assets.

Income before income taxes decreased ($2,401,000) (6.0%) to $37,340,000 in fiscal 2002 from $39,741,000 in fiscal 2001, and increased $579,000 (1.5%) in fiscal 2001 over fiscal 2000. The reduction in fiscal 2002 is the result of the nonrecurring loss from the sale of BMI and a reduction in other income which offset an increase in operating income before the effect of the nonrecurring loss. The improvement in fiscal 2001 is comprised of a decrease in operating income offset by an increase in other income, principally interest. The effective income tax rate was 36.8% for fiscal 2002, 37.5% for fiscal 2001 and 37.5% for fiscal 2000. The effective income tax rates for fiscal 2002, fiscal 2001 and fiscal 2000 are greater than the statutory federal rate, primarily as the result of state income tax expense.

Results of Operations – Apparel Business

Net sales increased $26,075,000 (9.7%) to $295,685,000 in fiscal 2002 from $269,610,000 in fiscal 2001, and increased $16,931,000 (6.7%) in fiscal 2001 over fiscal 2000. The increase in fiscal 2002 resulted primarily from an increase in the number of stores in operation and to a lesser extent from an increase in comparable store sales of 3.8%. The increase in fiscal 2001 resulted primarily from an increase in the number of stores in operation and, to a lesser extent, from an increase in comparable store sales of 1.5%. Management continues to adjust the product mix, pricing and visual merchandising to stimulate sales further.

The following table sets forth certain store information:

	Store Data[1] Year Ended January 31,		
	2002	2001	2000
Stores open at end of the year	**309**	291	285
Average number in operation during the year	**295**	290	276
Average net sales per store (in thousands)	**$1,002**	$930	$916
Average operating income per store (in thousands)	**$ 138**	$ 121	$128
Comparable store sales[2]– percent change	**3.8%**	1.5%	13.0%

[1]Includes Tops 'N Bottoms. [2]Comparable store sales includes stores opened for both periods, in the current format and location. A store is added to the comparable store base in its 13th month of operation.

Cost of sales, including buying and occupancy costs, increased $14,968,000 (8.5%) to $191,784,000 in fiscal 2002 from $176,816,000 in fiscal 2001, and increased $11,923,000 (7.2%) in fiscal 2001 over fiscal 2000. The fiscal 2002 and fiscal 2001 increases in cost of sales, including buying and occupancy costs, are principally due to the increases in net sales. As a percentage of net sales, these costs were 64.9% for fiscal 2002, 65.6% for fiscal 2001 and 65.3% for fiscal 2000. For fiscal 2002, the decreased cost of sales, including buying and occupancy costs, percentage is primarily the result of increased margins. For fiscal 2001, the increased cost of sales, including buying and occupancy costs, percentage is the result of decreased margins principally in the second quarter. Buying and occupancy costs were 15.6%, 15.4% and 15.4% of net sales for the fiscal years 2002, 2001, and 2000, respectively.

Selling and administrative expenses increased $6,226,000 (11.6%) to $59,780,000 in fiscal 2002 from $53,553,000 in fiscal 2001, and increased $4,814,000 (9.9%) in fiscal 2001 over fiscal 2000. The increases in these expenses for fiscal 2002 and fiscal 2001 are mainly due to increased costs of personnel and benefits, partially resulting from an increase in the number of stores and an increase in average sales per store. As a percentage of net sales, these expenses were 20.2%, 19.9% and 19.3% during fiscal 2002, 2001 and 2000, respectively.

Depreciation expense decreased ($648,000) to $3,528,000 in fiscal 2002 from $4,176,000 in fiscal 2001, and increased $553,000 in fiscal 2001 over fiscal 2000. The decrease in fiscal 2002 from fiscal 2001 and the increase in fiscal 2001 from fiscal 2000 are principally attributable to the accelerated write-off of leasehold improvements in fiscal 2001.

Operating income increased $5,529,000 (15.8%) to $40,594,000 in fiscal 2002 from $35,064,000 in fiscal 2001, and decreased ($360,000) (1.0%) in fiscal 2001 from fiscal 2000. As a percentage of net sales, operating income was 13.7% in fiscal 2002, 13.0% in fiscal 2001 and 14.0% in fiscal 2000. In fiscal 2002, the increase in operating income is primarily the result of increased margins. In fiscal 2001, the decrease in operating income is primarily the result of slower sales growth and a slight decrease in margins.

Liquidity and Capital Resources – Consolidated

As of January 31, 2002, the Company had cash and cash equivalents of $135,252,000 compared to $111,649,000 as of January 31, 2001, and $90,307,000 as of January 31, 2000. These funds are invested principally in money market mutual funds and short-term municipal bonds, all of which are fully insured or guaranteed by letters of credit. The Company does not invest for trading purposes. Accordingly, the Company does not believe it has significant exposure to market risk with respect to its investments.

During the past three fiscal years, the Company internally funded all of its operating needs, including capital expenditures for the opening of new stores and the remodeling of existing stores. Total cash provided by operating activities, for fiscal 2002, 2001 and 2000, was $32,341,000, $28,380,000 and $30,015,000, respectively. For fiscal 2002, cash provided by operations was the result of net income adjusted for the nonrecurring loss on the sale of BMI and noncash charges for depreciation and amortization and changes in operating assets and liabilities, including an increase in trade accounts payable and taxes payable offset by an increase in merchandise inventories. For fiscal 2001, cash provided by operating activities was the result of the fiscal 2001 net income increased by noncash charges for depreciation and amortization and changes in operating assets and liabilities, including a decrease in prepaid expenses and an increase in trade accounts payable offset by an increase in merchandise inventories. The inventory turnover rate for the apparel business was approximately 3.2, 3.4 and 3.6 times for fiscal 2002, 2001 and 2000, respectively.

Net cash used in investing activities was $5,256,000, $4,781,000 and $7,520,000 for fiscal 2002, 2001 and 2000, respectively. During these fiscal years, these funds were principally used for the opening of new stores and the remodeling of existing stores and in fiscal 2002 was partially offset by the proceeds from the sale of BMI.

Net cash used in financing activities was $3,482,000, $2,258,000 and $2,417,000 for fiscal 2002, 2001 and 2000, respectively. During these fiscal years, these funds were principally used for the payment of dividends on preferred and common stock, partially offset by the proceeds from the exercise of stock options.

The Company believes that internally generated funds will be sufficient to meet its anticipated capital expenditures, none of which are material, and current operating needs. The Company leases its retail apparel stores, warehouse and office building for periods ranging from one to 25 years. The future commitments for all noncancelable leases are listed by year in Note E to the consolidated financial statements.

Seasonal Nature of Operations

Approximately 54% and 69% of the Company's net sales and net income (before effects of nonrecurring loss), respectively, for fiscal 2002 occurred during the last six months, as compared to 54% and 72%, respectively, for the prior fiscal year. The last six months include the Back-to-School and Christmas selling seasons. See "Quarterly Financial Information (Unaudited)," and the preceding discussion on "Results of Operations."

Critical Accounting Policies

Significant accounting policies are described in Note A to the consolidated financial statements, Summary of Significant Accounting Policies. Management does not believe that any of its significant accounting policies require the use of judgments that are inherently subject to significant changes.

Quantitative and Qualitative Disclosure About Market Risk

Please see the first paragraph under the caption, "Liquidity and Capital Resources – Consolidated" in this annual report for a discussion regarding quantitative and qualitative disclosures about market risk.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Deb Shops, Inc.

We have audited the accompanying consolidated balance sheets of Deb Shops, Inc. and subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deb Shops, Inc. and subsidiaries at January 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Philadelphia, Pennsylvania
March 6, 2002

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended January 31,		
	2002	2001	2000
Net Sales	$307,582,342	$287,263,105	$270,031,603
Costs and Expenses			
Cost of sales, including buying and occupancy costs	200,324,875	190,057,520	177,397,452
Selling and administrative	62,511,260	57,992,175	52,927,297
Depreciation and amortization	3,925,895	4,736,679	4,141,263
Nonrecurring loss on sale of subsidiary	7,381,152	—	—
	274,143,182	252,786,374	234,466,012
Operating Income	33,439,160	34,476,731	35,565,591
Other Income, Principally Interest	3,900,582	5,264,089	3,596,343
Income Before Income Taxes	37,339,742	39,740,820	39,161,934
Income Tax Provision	13,750,000	14,900,000	14,700,000
Net Income	$ 23,589,742	$ 24,840,820	$ 24,461,934
Net Income Per Common Share			
Basic	$ 1.74	$ 1.85	$ 1.84
Diluted	$ 1.73	$ 1.83	$ 1.81
Weighted Average Number of Common Shares Outstanding			
Basic	13,546,132	13,378,666	13,230,490
Diluted	13,628,621	13,518,653	13,494,006

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	January 31, 2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents	$135,251,663	$111,648,544
Merchandise inventories	31,041,713	31,017,772
Prepaid expenses and other	2,863,473	3,154,388
Deferred income taxes	1,240,047	1,622,556
Total current assets	170,396,896	147,443,260
Property, Plant and Equipment – at cost		
Land	150,000	150,000
Buildings	4,347,697	4,347,697
Leasehold improvements	39,058,583	35,034,367
Furniture and equipment	17,025,868	18,357,475
	60,582,148	57,889,539
Less accumulated depreciation and amortization	41,554,322	40,108,200
	19,027,826	17,781,339
Other Assets		
Goodwill, net of accumulated amortization of $1,303,269 in 2001	—	2,075,813
Deferred income taxes	4,306,068	3,903,101
Other	2,212,223	1,712,223
Total other assets	6,518,291	7,691,137
	$195,943,013	$172,915,736
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	$ 24,222,316	$ 20,624,227
Accrued expenses and other	9,417,972	10,916,404
Income taxes payable	4,344,448	3,314,659
Total current liabilities	37,984,736	34,855,290
Capital Lease Obligation	—	301,117
Shareholders' Equity		
Series A Preferred stock, par value $1.00 per share:		
Authorized – 5,000,000 shares		
Issued and outstanding – 460 shares, liquidation value $460,000	460	460
Common stock, par value $.01 per share:		
Authorized – 50,000,000 shares		
Issued – 15,688,290 shares	156,883	156,883
Additional paid-in capital	5,864,790	5,864,790
Retained earnings	164,732,974	145,495,311
	170,755,107	151,517,444
Less common treasury shares, at cost – 2002: 2,063,390; 2001: 2,218,390	12,796,830	13,758,115
	157,958,277	137,759,329
	$195,943,013	$172,915,736

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance January 31, 1999	$460	$156,883	$5,541,944	$101,844,410	($15,387,113)
Net income				24,461,934	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.20 per share)				(2,651,029)	
Stock options exercised				(209,259)	791,849
Tax benefit from exercise of stock options			322,846		
Balance January 31, 2000	460	156,883	5,864,790	123,390,856	(14,595,264)
Net income				24,840,820	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.20 per share)				(2,680,130)	
Stock options exercised				(1,035)	837,149
Balance January 31, 2001	460	156,883	5,864,790	145,495,311	(13,758,115)
Net income				23,589,742	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.325 per share)				(4,410,593)	
Stock options exercised				113,714	961,285
Balance January 31, 2002	$460	$156,883	$5,864,790	$164,732,974	($12,796,830)

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 23,589,742	$ 24,840,820	$24,461,934
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,925,895	4,736,679	4,141,263
Deferred income tax provision (benefit)	13,000	(56,000)	(1,258,000)
Loss on retirement of property, plant and equipment	116,274	199,570	222,912
Nonrecurring loss on sale of subsidiary	4,611,152	—	—
Changes in operating assets and liabilities, net of disposition of BMI:			
(Increase) in merchandise inventories	(8,073,992)	(4,467,339)	(2,616,278)
Decrease (increase) in prepaid expenses and other	164,556	1,064,849	(2,135,952)
Increase in trade accounts payable	5,550,856	3,128,250	1,405,369
(Decrease) increase in accrued expenses and other	(1,361,967)	(455,946)	4,274,032
Increase (decrease) in income taxes payable	3,805,517	(610,881)	1,520,177
Net cash provided by operating activities	32,341,033	28,380,002	30,015,457
Cash flows from investing activities:			
Purchases of property, plant and equipment	(6,264,862)	(4,780,694)	(7,519,855)
Proceeds from sale of subsidiary, net of cash retained	1,008,769	—	—
Net cash used in investing activities	(5,256,093)	(4,780,694)	(7,519,855)
Cash flows from financing activities:			
Preferred stock cash dividends paid	(55,200)	(55,200)	(55,200)
Common stock cash dividends paid	(4,062,220)	(2,680,130)	(2,651,029)
Proceeds from exercise of stock options	1,074,999	836,114	582,590
Principal payments under capital lease obligation	(439,400)	(358,782)	(292,956)
Net cash used in financing activities	(3,481,821)	(2,257,998)	(2,416,595)
Increase in cash and cash equivalents	23,603,119	21,341,310	20,079,007
Cash and cash equivalents at beginning of year	111,648,544	90,307,234	70,228,227
Cash and cash equivalents at end of year	$135,251,663	$111,648,544	$90,307,234
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest on capital lease obligation	$ 110,600	$ 191,215	$ 257,044
Income taxes, net	$ 12,117,156	$ 13,805,344	$ 14,171,761

See notes to consolidated financial statements.

A. Summary of Significant Accounting Policies

Consolidation: The consolidated financial statements of Deb Shops, Inc. (the "Company") include the accounts of the Company and its subsidiaries, after elimination of all intercompany transactions and accounts.

Background: The Company retails popularly priced fashion apparel for junior and plus-sized females and males through 309 stores. The Company's stores are located in regional malls and strip shopping centers principally located in the east and midwest regions of the country.

Management Estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: Revenues from merchandise sales are net of returns and allowances and exclude sales tax.

Inventories: All apparel merchandise inventories are stated at the lower of cost (first-in, first-out method) or market, as determined by the retail inventory method.

Property, Plant and Equipment: The provisions for depreciation and amortization are computed using the straight-line method based upon estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of ten years or the remaining term of the lease. Furniture and equipment is depreciated over the lesser of seven years or the remaining term of the lease. Gain or loss on disposition of property, plant and equipment is included in other income. Depreciation and amortization of property, plant and equipment, which includes depreciation on a capitalized lease asset, was $3,783,000, $4,522,000 and $3,927,000, for the years ended January 31, 2002, 2001 and 2000, respectively.

Cost of Sales: Cost of sales includes the cost of merchandise, buying (including freight costs) and occupancy costs. The cost of handling merchandise is included in selling and administrative costs.

Statements of Cash Flows: The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents. Included in cash and cash equivalents at January 31, 2002 is $133,446,000 of investments in money market mutual funds and short-term municipal bonds. They are carried at cost, which approximates market.

Reclassifications: Certain amounts from prior periods have been reclassified to conform with the current presentation.

B. Nonrecurring Items

Effective September 30, 2001, the Company sold the stock of its subsidiary, Books Management, Inc. ("BMI"). For the eight months ended September 30, 2001 BMI had net sales of $11,897,000 and operating income of $662,000. As a result of the transaction, the Company recorded a nonrecurring pretax loss of $7,381,000 ($4,611,000 net of tax, or a loss per share of ($0.34)).

C. Earnings Per Share

The table below sets forth the reconciliation of the numerators and denominators of the basic and diluted net income per common share computations.

	Year Ended January 31, 2002	2001	2000
Net income	$23,589,742	$24,840,820	$24,461,934
Dividends on preferred stock	(55,200)	(55,200)	(55,200)
Income available to common shareholders	$23,534,542	$24,785,620	$24,406,734
Basic weighted average number of common shares outstanding	13,546,132	13,378,666	13,230,490
Effect of dilutive stock options	82,489	139,987	263,516
Diluted weighted average number of common shares outstanding	13,628,621	13,518,653	13,494,006

D. Income Taxes

Income tax provision consists of the following components:

	Year Ended January 31, 2002	2001	2000
Current:			
Federal	$12,132,000	$13,200,000	$13,558,000
State	1,605,000	1,756,000	2,400,000
	13,737,000	14,956,000	15,958,000
Deferred:			
Federal	10,000	(49,000)	(1,058,000)
State	3,000	(7,000)	(200,000)
	13,000	(56,000)	(1,258,000)
	$13,750,000	$14,900,000	$14,700,000

A reconciliation of the Company's effective income tax rate with the statutory federal rate follows:

	Year Ended January 31, 2002	2001	2000
Tax provision at statutory rate	$13,069,000	$13,909,000	$13,721,000
State income taxes, net of federal tax	1,045,000	1,128,000	1,464,000
Other	(364,000)	(137,000)	(485,000)
	$13,750,000	$14,900,000	$14,700,000

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts. The components of deferred tax assets and liabilities are as follows:

	January 31, 2002	2001
Deferred Tax Assets		
Uniform cost capitalization	$ 746,000	$ 674,000
Deferred rent	174,000	245,000
Depreciation and amortization	4,340,000	3,757,000
Accrued expenses and other	605,000	1,106,000
	5,865,000	5,782,000
Deferred Tax Liabilities		
Prepaid expenses	(286,000)	(256,000)
Other	(33,000)	—
	(319,000)	(256,000)
	$5,546,000	$5,526,000

E. Leases

The Company leases all of its retail apparel stores for periods ranging from one to 25 years, including renewal options. In most instances, the Company pays real estate taxes, insurance and maintenance costs on the leased properties and contingent rentals based upon a percentage of sales. The warehouse and office building occupied by the Company is leased from a partnership whose partners include three of the Company's directors including the President and Executive Vice President.

The warehouse and office building lease has a net book value of $33,000 at January 31, 2002 and is accounted for as a capital lease with net minimum rental commitments of $301,000 included in accrued expenses and other. The lease term is 20 years and requires the Company to pay annual rentals, all real estate taxes, utilities and maintenance costs. Asset amounts are included in buildings and improvements and are depreciated over 20 years. The lease was originally scheduled to expire on June 14, 2002, however, the Company has entered into an amendment which extends the lease for a period of five years through June 14, 2007. This extension will be accounted for as an operating lease upon the expiration of the initial term of the existing lease.

Interest expense related to the capital lease obligation amounted to $111,000, $191,000 and $257,000 for the years ended January 31, 2002, 2001 and 2000, respectively, and is included in selling and administrative expenses.

Future minimum rental commitments for all noncancelable leases at January 31, 2002 are as follows:

	Operating Leases
2003	$ 21,701,000
2004	20,409,000
2005	17,891,000
2006	15,660,000
2007	14,381,000
Thereafter	45,944,000
Total minimum rental commitments	$135,986,000

Total rental expense under operating leases amounted to $25,135,000, $23,102,000 and $21,624,000 in fiscal 2002, 2001 and 2000, respectively. Such amounts include contingent rentals based upon a percentage of sales of $2,532,000, $2,370,000 and $2,729,000 in fiscal 2002, 2001 and 2000, respectively.

F. Stock Option Plan

In February 2002, the Company adopted the Deb Shops, Inc. Incentive Stock Option Plan As Amended and Restated Effective January 1, 2002 (the "Plan"). The Board of Directors, together with the Company's Stock Option Committee and Compensation Committee administer the Plan. Under the Plan, options to purchase up to 3,000,000 shares of the Company's common stock, par value $.01 per share, may be granted to employees or non-employee directors on the basis of contributions to the operations of the Company. The price payable for the shares of common stock under each stock option will be fixed by the Board or the applicable Committee at the time of grant, but will be no less than 100% of the fair market value of the Company's common stock at the time the stock option is granted. Options are exercisable commencing one year after the date of grant, subject to such vesting requirements as the Board or the applicable Committee may specify. The granted options expire through January 2004. There were 2,155,000 shares reserved for future grant under the Plan, as of January 31, 2002.

	Shares	Weighted Average Exercise Price
Outstanding, January 31, 1999	495,800	$6.11
Exercised during period	(140,800)	(4.71)
Outstanding, January 31, 2000	355,000	6.11
Canceled during period	(5,000)	(7.00)
Exercised during period	(135,000)	(6.19)
Outstanding, January 31, 2001	215,000	6.95
Exercised during period	(155,000)	(6.94)
Outstanding, January 31, 2002	60,000	$7.00

Outstanding Options			Exercisable Options	
Exercise Price	Number	Remaining Contractual Life	Number	Exercise Price
$7.00	60,000	2.0 years	60,000	$7.00

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for the Plan. In 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 established a fair value based method of accounting for stock-based compensation plans.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The model uses the following assumptions: risk-free interest rate of 4.2%, a volatility factor of 41.7%, expected dividend yield of 2.9%, and an expected life of five years for the options. For purposes of pro forma disclosure, the estimated fair value of the options, $2.34 for the fiscal 1999 grants, is amortized to expense over the assumed vesting period of the options.

Had the Company recognized compensation cost for the Plan consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted net income per common share would have been adjusted to the following pro forma amounts:

	Year Ended January 31,		
	2002	2001	2000
Pro forma net income	**$23,589,742**	$24,649,623	$24,123,119
Pro forma basic net income per common share	**$ 1.74**	$ 1.84	$ 1.82
Pro forma diluted net income per common share	**$ 1.73**	$ 1.83	$ 1.79

G. Commitments and Contingencies

The Company has an unsecured line of credit in the amount of $20,000,000 at January 31, 2002. Of this amount, $674,000 was outstanding as letters of credit for the purchase of inventory.

The Company entered into an employment agreement with a key employee during fiscal 1996, which was modified and extended in fiscal 1999 and provides for a base salary plus a bonus of 4% of the improvement in the operating results of the apparel business. The bonus was applicable through fiscal 2002. The Company also entered into a bonus agreement with a key employee during fiscal 1996 which provides for a bonus of 2% of the improvement in operating results of the apparel business. Bonuses of $332,000 and $450,000, in the aggregate, were earned under the agreements for fiscal 2002 and 2000, respectively. The fiscal 2002 amount is included in accrued expenses on the accompanying consolidated balance sheet as of January 31, 2002. During fiscal 2002, the Company entered into a new employment agreement with this key employee and an agreement with another key employee. One provides for a base salary plus a bonus of 4% of the improvement in the operating results of the apparel business. The other provides for a base salary plus a bonus of 2% of the improvement in the operating results of the apparel business. The agreements are applicable through fiscal 2007.

The Company is subject to legal proceedings, employment issues and claims that arise in the ordinary course of its business. In the opinion of management, after consultation with outside legal counsel, the ultimate disposition of such proceedings will not have a materially adverse effect on the Company's consolidated financial position or results of operations.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(amounts in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales				
2002	$70,011	$72,490	$80,465	$84,616
2001	$64,985	$66,019	$73,248	$83,012
Cost of sales, including buying and occupancy costs				
2002	$51,097	$47,523	$57,917	$43,788
2001	$47,408	$44,660	$52,471	$45,519
Net income (loss)				
2002	$2,974	$5,788	($289)	$15,117
2001	$2,611	$4,466	$3,946	$13,817
Basic net income (loss) per share				
2002	$.22	$.43	($.02)	$1.11
2001	$.19	$.33	$.29	$1.03
Diluted net income (loss) per share				
2002	$.22	$.42	($.02)	$1.11
2001	$.19	$.33	$.29	$1.02
Cash dividends declared per common share				
2002	$.050	$.125	$.075	$.075
2001	$.050	$.050	$.050	$.050

COMMON STOCK

The following table sets forth quarterly high and low sales prices for the two most recent fiscal years:

	Market Price			
	Fiscal 2002		Fiscal 2001	
	High	Low	High	Low
1st Quarter	$22.7000	$15.5000	$18.8750	$13.0000
2nd Quarter	$24.2000	$18.0000	$15.1875	$ 8.5000
3rd Quarter	$25.7500	$19.2300	$13.6250	$ 9.6875
4th Quarter	$26.8500	$22.6700	$16.5000	$11.1875

As of April 10, 2002, there were 209 record holders and approximately 2,732 beneficial holders of the Company's Common Stock.

The Company paid regular quarterly dividends for each of the two most recent fiscal years. The per share amount of the quarterly dividends paid for fiscal 2001 and the first two quarters of fiscal 2002 was $0.05 and the per share amount of the quarterly dividends paid for the last two quarters of fiscal 2002 was $0.075. The Company also paid a special one-time dividend of $0.05 per share in the third quarter of fiscal 2002. The Company currently intends to follow a policy of regular quarterly dividends, subject to earnings, capital requirements and the operating and financial condition of the Company, among other factors.

DIRECTORS

Marvin Rounick
President, Chief Executive Officer

Warren Weiner
Executive Vice President, Secretary and Treasurer

Jack A. Rounick, Esq.
Counsel to the Firm,
Wolf, Block, Schorr and Solis-Cohen LLP

Ivan Inerfeld
Chairman,
Interactive Enterprise Limited

Barry H. Feinberg
President, The Feinberg Group
President and Chief Executive Officer,
Consolidated Vision Group, Inc.

Barry H. Frank, Esq.
Partner,
Schnader, Harrison, Segal and Lewis LLP

OFFICERS

Marvin Rounick
President,
Chief Executive Officer

Warren Weiner
Executive Vice President,
Secretary and Treasurer

Allan Laufgraben
Senior Vice President,
Merchandising

Barry Vesotsky
Vice President,
Merchandising

Stanley A. Uhr, Esq.
Vice President,
Real Estate and Corporate Counsel

Lewis Lyons, CPA
Vice President, Finance,
Chief Financial Officer and
Assistant Secretary

Stephen P. Smith
Vice President,
Information Systems

Joan M. Nolan
Controller

CORPORATE OFFICES

9401 Blue Grass Road
Philadelphia, Pennsylvania 19114

COUNSEL

Wolf, Block, Schorr
and Solis-Cohen LLP
Philadelphia, Pennsylvania

AUDITORS

Ernst & Young LLP
Philadelphia, Pennsylvania

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
and Trust Company
New York, New York

STOCK LISTING

The common stock of Deb Shops, Inc. is traded on The Nasdaq Stock Market® under the symbol DEBS

DEBS NASDAQ LISTED

A copy of the Company's Annual Report on Form 10-K will be furnished without charge to any shareholder upon written request to the Financial Relations Department at the Company's corporate offices.

Deb Shops, Inc.
9401 Blue Grass Road
Philadelphia, Pennsylvania 19114
www.debshops.com